EXHIBIT 21.01

Portola Packaging Canada Ltd., a Yukon Territory corporation (operating)

Portola Packaging Ltd., (U.K.), a United Kingdom corporation (formerly Cap Snap Limited, a U.K. corporation, which was formerly Cap Snap (U.K.) Ltd.) (operating but not significant pursuant to Item 601 of Regulation S-K)

Portola Packaging Ltd., (also known as Emballages Portola Ltee), a Yukon Territory corporation (operating but not significant pursuant to Item 601 of Regulation S-K)